EXHIBIT 21.1

OMNIVISION TECHNOLOGIES, INC.

Subsidiaries of OmniVision Technologies, Inc.

(All 100% Owned)

     Registrant’s significant consolidated subsidiaries and the state or jurisdiction of organization of each subsidiary are shown below:

Name of Subsidiary	Jurisdiction of Incorporation
OnmiVision International Holding Ltd.	Cayman Islands
HuaWei Technology International, Ltd. (formerly OmniView Technology International, Ltd.)	Cayman Islands
OnmiVision Technologies (Hong Kong) Company Limited	Hong Kong, China
OnmiVision Trading (Hong Kong) Company Limited	Hong Kong, China
Hua Wei Semiconductor (Shanghai) Co., Ltd. (formerly Omni View Electronic (Shanghai) Co., Ltd.)	Shanghai, China